Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

October 5, 2023

Re:	Amer Sports, Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted September 18, 2023 CIK No. 0001988894

Bradley Ecker, Jay Ingram
SiSi Cheng, Andrew Blume
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Ecker and Mr. Ingram:

On behalf of our client, Amer Sports, Inc., a Cayman Islands exempted company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1, as amended by Amendment No. 1 thereto confidentially submitted to the Commission on September 18, 2023 (the “Registration Statement”) contained in the Staff’s letter dated September 29, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement (the “Revised Registration Statement”) and is confidentially submitting it together with this response letter. The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where revised language addressing a particular comment appears. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 18, 2023

Shareholder Loan Equitization, page 16

1.	Please provide a materially complete description of the mechanics of the “Shareholder Loan Equitization” and explain how the debt will be “effectively forgiven.” Provide a clear description of how funds from the offering will be utilized to implement the plan, identify all of the parties involved in the transactions, and file the agreements associated with the plan as exhibits to the registration statement.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Revised Registration Statement. The Company further advises the Staff that it will file the form of capitalization agreements that it expects to enter into prior to the completion of this offering with each of JVCo and the Co-Invest pursuant to which the Equitization will be effected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparability of Our Results of Operations

Key Financial Metrics, page 84

2.

We note your updated disclosure on page 97 in response to prior comment 9. Please also revise your table on page 85 to present the comparable IFRS measure, net loss margin, with equal or greater prominence to your non-IFRS measure Adjusted EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Revised Registration Statement.

3.	We note your response to prior comment 10. Please either segregate the applicable line items within your non-IFRS reconciliations between continuing and discontinued operations or include the table provided within your response that specifically identifies the reconciliation amounts related to discontinued operations.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Revised Registration Statement to include the reconciliation amounts related to discontinued operations.

Index to Consolidated Financial Statements, page F-1

4.	Please note the financial statement updating requirements provided in Item 8.A.5 of Form 20-F.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included interim condensed consolidated financial statements for the three months and the six months ended June 30, 2023 and June 30, 2022 in the Revised Registration Statement and will continue to update the Revised Registration Statement as required by such item.

Should any questions arise, please do not hesitate to contact me at (212) 450-4111 (tel) or michael.kaplan@davispolk.com, or Roshni Banker Cariello at (212) 450-4421 (tel) or roshni.cariello@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:

Roshni Banker Cariello, Davis Polk & Wardwell LLP
Andrew Page, Chief Financial Officer, Amer Sports, Inc.

October 5, 2023	2